Exhibit 3.2

Exhibit 3.2: Text of Article IV, Section 2 of the Amended and Restated Bylaws of Deltek, Inc.

“SECTION 2. Election and Term of Office. The officers of the Corporation shall be elected annually by the Board of Directors. The Chairman of the Board of Directors, if any, and Chief Executive Officer shall be elected annually by the Board of Directors. Vacancies may be filled or new offices created and filled at any meeting of the Board of Directors. Each officer shall hold office until his successor shall have been duly elected and shall have qualified, or until his death, or until he shall have resigned or have been removed, as hereinafter provided in these Bylaws.”